China Finance Online Co. Limited

17th Floor of Fuzhuo Plaza A,

No. 28 Xuanwai Street, Xicheng District,

Beijing, China 100052

CONFIDENTIAL TREATMENT REQUESTED BY CHINA FINANCE ONLINE CO. LIMITED

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

February 21, 2017

VIA EDGAR

Marc Thomas, Review Accountant

Dave Irving, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Finance Online Co. Limited Form 20-F for the Fiscal Year Ended December 31, 2015 Filed on April 27, 2016 Form 6-K Filed on August 22, 2016 File No. 000-50975

Dear Mr. Thomas:

China Finance Online Co. Limited (the “Company”, also “we”, “us”, or “our”) hereby provides responses to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 6, 2017, pertaining to the Company’s Form 20-F for the fiscal year ended December 31, 2015 filed on April 27, 2016 and our Form 6-K furnished on August 22, 2016.

The Company will file this response letter addressing the Staff’s comments.  Set forth below are the Company’s responses to each of the Staff’s comments contained in the Comment Letter.  For your convenience, we have reproduced the Staff’s comments in boldface type below and keyed the Company’s responses accordingly. The Company and its management confirm that they understand their obligation to ensure the accuracy and adequacy of their disclosures.

Form 6-K Filed August 22, 2016

1.

We note your response to prior comment two in our letter dated December 15, 2016 related to the Wang v. China Finance Online litigation. Please explain how you determined the amount of insurance receivable recorded, with reference to the accounting literature, including any range of recovery you identified. Provide us with additional information regarding the terms and limits of your insurance coverage. Further, address whether the company has actually collected the insurance receivable or when it expects to do so.

According to ASC450, a recovery related to a contingent loss (e.g., insurance recovery) is a contingent gain. Recovery of a recorded contingent loss shall be recognized only when realization of the recovery is deemed probable and reasonably estimable. [***][1], insurance receivable was recognized when the contingent loss was deemed probable and reasonably estimable, and then there is no P&L impact. Under the Company’s directors & officers liability and corporate reimbursement insurance policy, the limit of liability under the policy is [***][1], with a deductible of [***][1]. Fees and expenses incurred by us in connection with the Wang v. China Finance Online litigation were [***][1], paid for by us and reflected in the Company’s financial statements as they were incurred. [***][1] As of December 29, 2016, an aggregate amount of [***][1] has been wired by our insurance carriers to the escrow settlement account designated by the court.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding this response letter, please contact me by email at jun.wang@jrj.com.cn.

Sincerely,

/s/ Jun Wang

Jun Wang

Chief Financial Officer
On behalf of China Finance Online Co. Limited

__________________________

1 Confidential material redacted.